SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2012

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CRITICISES AER LINGUS - VIRGIN LEASE DEAL
BELIEVES IT'S ANOTHER EXAMPLE OF AER LINGUS' COMMERCIAL FAILURE

Ryanair, Ireland's favourite airline, today (10 Dec) criticised the Board and Management of Aer Lingus for their latest "wet lease" agreement with Virgin Atlantic, which Ryanair believes is yet another example of Aer Lingus' commercial failure and lack of any independent future.

Ryanair highlighted that this is Aer Lingus' second attempt at such a wet lease type arrangement, following the transatlantic "partnership" with United Airlines, which started in March 2010, under which Aer Lingus switched one of its transatlantic aircraft, to operate an effective wet lease for United on the Washington - Madrid route.  In July 2011, Aer Lingus' CEO Christoph Mueller claimed "We operate the aircraft very cost efficiently and United is selling it at very reasonable yields and it works…".  Mr Mueller "believes this type of operation could be strategically important for the future".  Yet this "strategically important" partnership was ended by United in October 2012 after just 30 months.

Ryanair called on the Board and Management of Aer Lingus to explain why Aer Lingus is wet leasing 4 of its larger A320 aircraft to Virgin to operate routes to/from Heathrow which have no connection with or value to Ireland.  Where will these 4 aircraft come from?  Will they be taken from Aer Lingus' existing bases at Shannon, Cork or Dublin?  Will this result in yet another decline in Aer Lingus' traffic, which has already fallen from 10.4m in 2009 to 9.5m in 2011?  Will Aer Lingus' contribution to Ireland's "Grabbing" in 2013 be yet another 1m cut in capacity and traffic to/from the Republic of Ireland?

Ryanair's Stephen McNamara said:

"In 2010 Aer Lingus was promising that the United Airlines wet lease "partnership" would be the way forward, yet 2 years later United abruptly cancelled the deal and returned the aircraft to Aer Lingus.  Instead, United have now entered the Washington-Dublin route, which Aer Lingus previously withdrew from.

Today's announcement that Aer Lingus is to take 4 of its existing aircraft away from Ireland, thereby reducing its Irish traffic by up to 1 million passengers annually, so that it can rent these aircraft to Virgin Atlantic on a short-term wet lease arrangement seems to be yet another admission that Aer Lingus has no commercial strategy or independent future.  What happens in a year or two years time if Virgin Atlantic wants to cancel the deal and Aer Lingus is left with 4 aircraft with nothing to do, but has 1 million fewer core passengers ?

If, as Aer Lingus claims, their brand and commercial strategy is working, then why are they spray painting 4 aircraft in Virgin colours and renting them out, rather than running more routes to/from Ireland for the "Grabbing" in 2013?  Ryanair believes that this latest wet lease deal with Virgin is yet another sign that Aer Lingus has no viable commercial strategy, a mismanaged and fading brand and no independent future."

For further information
please contact:                        Stephen McNamara                          Joe Carmody
                                                  Ryanair Ltd                                         Edelman
                                                  Tel: +353-1-8121212                        Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 10 December, 2012

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary